May 12, 2006

[CARDINAL ETHANOL, LLC LETTERHEAD]
May 12, 2006
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cardinal Ethanol, LLC Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed April 26, 2006 File No. 333-131749
Dear Mr. Spirgel:
We are in receipt of your letter dated May 3, 2006 providing comments on our Amendment No. 1 to registration statement on Form SB-2 as filed on April 26, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a marked Pre-effective Amendment No. 2 to Form SB-2, which includes the revisions made pursuant to your comments, as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
General
1. We note your response to prior comment 7. Expand your MD&A to discuss the company’s contingency financing plans if construction costs increase above the $8.3 million construction contingency amount.
RESPONSE: We have revised our MD&A and various other sections to indicate that the Company intends to seek additional debt financing and/or raise additional equity in this offering if construction costs increase above the contingency.
2. We note your added disclosure in response to prior comment 8. Further revise the additional risk factor relating to your inability to comply with the promoters’ equity investment requirements recommended by NASAA to indicate whether any of the state administrators in the states that you intend to offer securities has indicated that your noncompliance with the NASAA standard may lead to restrictions on your offering in this administrator’s state.
RESPONSE: We have revised the prospectus as suggested.

3. We note your response to prior comment 9. Further revise to make clear that no member of management will be working full time for the company and whether that poses any separate risk (in addition to the inexperience of management).
RESPONSE: We have revised the prospectus as suggested.
4. We note your response to prior comment 10. However even though you have narrowed your plant location to three possible sites you have not indicated when a final decision on the site location will be made. Please revise to include the estimated selection date (during?, after the minimum achieved?, or at the conclusion of the offering?)
RESPONSE: We have revised the prospectus as suggested.
5. We note your response to prior comment 11. If you choose your third site or another site outside of Randolph county, make clear whether you will pursue alternative bond financing wherever the actual site is.
RESPONSE: We have revised the prospectus as suggested.
6. We note your response to prior comment 17. Reconcile your disclosure in your risk factor entitled “We have little to no experience in the ethanol industry...” and your added disclosure on page 53. In the risk factor, you indicate that a “majority” of your directors have no real experience in the ethanol industry but later indicate that none of your directors have tangible experience in the ethanol industry.
RESPONSE: We have revised the prospectus as suggested.
7. We note your response to prior comment 26. Please note that Item 601(b)(8) requires the inclusion of an opinion of counsel covering all material tax consequences to investors as a result of the offering. Since the tax opinion of counsel indicates its opinion is contained in the prospectus, we reissue our previous comment to revise the introductory paragraph to make clear that counsel’s tax opinion covers all material tax consequences to investors.
RESPONSE: We have revised the prospectus as suggested.
Status of State Registrations:
Florida: Florida has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Georgia: Georgia has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Illinois: Illinois has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Indiana: We have received comments from the state of Indiana and have previously sent a copy of the comments and our responses.
Kentucky: We have previously provided a copy of comments from the state of Kentucky and have now included a copy of our responses.
Michigan: We include a copy of our comments from Michigan. We intend to withdraw our registration in Michigan and have deleted reference to Michigan in our prospectus.
Ohio: We have received comments from the state of Ohio and have previously sent a copy of the comments and our responses.
Tennessee: We include a copy of our comments from Tennessee. We intend to withdraw our registration in Tennessee and have deleted reference to Tennessee in our prospectus.
     We will continue to update you as to the status of our registrations.
     Other non-substantive revisions have been made including minor formatting, grammer-related and/or typographical revisions, none of which has altered the substance of our registration statement.

Sincerely,
/s/ Troy Prescott

Troy Prescott

TP:arp
Enclosures